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                                  May 17, 2007

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         RE:      AMICUS THERAPEUTICS, INC.
                  REGISTRATION STATEMENT ON FORM S-1
                  FILE NO. 333-141700

Dear Mr. Riedler:

         On behalf of our client, Amicus Therapeutics, Inc., a Delaware corporation (the "Company"), please find for review by the Securities and Exchange Commission (the "Commission") four (4) copies of the Company's Amendment No. 2 to the Registration Statement on Form S-1 (as amended, the "Registration Statement"), two (2) of which are marked to show changes from the filing of Amendment No. 1 to the Registration Statement on April 27, 2007. The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the "Staff") that were contained in your letter dated May 15, 2007 (the "Comment Letter") and to effect such other changes as the Company deems appropriate.

         Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company's response. Page numbers refer to page numbers of the Registration Statement as resubmitted on the date of this letter.

FORM S-1

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

6.       Capital Structure, F-16

Redeemable Convertible Preferred Stock, page F-16

1. REFER TO YOUR RESPONSE TO COMMENT 21. WHERE THERE IS AN OBLIGATION TO ISSUE PREFERRED STOCKS, PLEASE DISCLOSE THE TERMS OF THE AGREEMENT, INCLUDING THE NUMBER AND PER SHARE PRICE OF THE STOCK TO BE ISSUES AND THE TYPES OF EVENTS THAT WOULD TRIGGER THESE ISSUANCES. IN ADDITION, TELL US HOW SUCH OBLIGATION WAS ACCOUNTED. FURTHERMORE, PLEASE CLARIFY YOUR STATEMENT HERE, WHERE IT IS STATED THAT NO BENEFICIAL CONVERSION CHARGE IS RECOGNIZED FOR THOSE INSTANCES WHERE A COMMON STOCK FAIR VALUE IS "GREATER" THAN THE CONVERSION PRICE.

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Jeffrey Riedler
United States Securities and Exchange Commission
May 17, 2007
Page 2


In response to the Staff's comment, the Company has revised its disclosure of its firm commitment to issue the second tranche of its Series D financing on page F-16 as follows:

"In September 2006, the Company commenced the sale of 36,978,145 shares of its Series D redeemable convertible preferred stock at $1.62 per share. The Company issued an aggregate of 22,154,160 shares in September, 2007, resulting in gross proceeds to the Company of $35.9 million. The remaining shares of Series D redeemable convertible preferred stock were committed to be issued at the earlier of the date on which a majority of the members of the Board of Directors chose to close the second tranche or March of 2007. During March 2007, the Company issued the second tranche of 14,823,985 shares of Series D redeemable convertible securities at $1.62 per share for gross proceeds to the Company of $24.1 million. The Company does not have any other commitment to issue preferred stock."

Since the shares in the second tranche were not issued until March of 2007, the Company did not believe it was helpful or clear to potential shareholders to display shares subscribed, with an offsetting contra account in the statement of shareholders equity, since these amounts would net to zero. Further, the Company felt it was confusing to book the contra account in shareholders equity given the accounting treatment of the underlying preferred shares. Since the shares were not issued until March of 2007, the Company has disclosed the firm commitment to issue the shares and the events that would trigger these issuances in the notes to the financial statements. These shares are recorded as issued and outstanding in the Company's March 31, 2007, interim financial statements included in this registration statement.

In a correction to the previous response, a beneficial conversion charge is recorded when the effective conversion price is less than (not greater than) the fair value of our common stock at the commitment date. The Company has revised its disclosure on page F-12 to reflect this correction.


Warrants, page F-18

2. PLEASE CLARIFY YOUR RESPONSE TO COMMENT 22 BY DISCLOSING WHETHER THE WARRANTS WILL BE EXERCISED FOR CASH OR SETTLED NET CASH/SHARE. IF YOU ARE EXPECTING TO RECEIVE CASH, PLEASE DISCLOSE HOW YOU ARE ABLE TO ENSURE RECEIVING CASH UPON THE AUTOMATIC EXERCISE OF THE WARRANTS. IN ADDITION, PLEASE TELL US HOW YOU HAVE CONSIDERED THE CONVERSION FEATURE OF THE PREFERRED SHARES UNDERLYING THE WARRANTS AND THE CURRENT CLASSIFICATION OF THE UNDERLYING PREFERRED SHARES ON YOUR BALANCE SHEETS. REFER TO PARAGRAPH A9 OF SAFS 150. IF THE EXERCISE OF WARRANTS IS VOLUNTARY, PLEASE TELL US WHY IT IS APPROPRIATE TO CONSIDER THE EXERCISE IN YOUR PRO FORMA, SINCE SUCH EXERCISE DOES NOT APPEAR CERTAIN.

In response to the Staff's comment, the Company has revised its disclosure to state that the Series B warrants can be exercised for cash or settled net cash / share. The exercise of the Series B warrants is not voluntary; however, there is uncertainty at the present

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Jeffrey Riedler
United States Securities and Exchange Commission
May 17, 2007
Page 3


time as to whether the warrants will be exercised for cash or settled net cash / share, as the holders of the Series B warrants have the option to elect to exercise the warrants for cash in lieu of settling on a net cash / share basis. Accordingly, the Company has revised its pro forma calculations to exclude the exercise of the Series B warrants altogether, but has added clarifying disclosure at the Staff's suggestion that some maximum and minimum number of shares of series B redeemable convertible preferred stock will be issued depending on whether the exercise of such warrants are settled with cash or shares of capital stock.

In addition, at each balance sheet date, the Company assesses whether the changes in circumstances would require the Company to record whether the instrument should be classified as a liability under FAS 150 (i.e. the event is no longer conditional). Footnote 15 to Paragraph A9 of FAS 150 states that if the conversion option were non-substantive, for example, because the conversion price is extremely high in relation to the current share price, it would be disregarded as provided in paragraph 8 of SFAS 150. If this were the case at inception, the Company's Series D redeemable preferred shares would be considered mandatorily redeemable and recorded as a liability with no subsequent reassessment of the non-substantive feature. The Company does not believe that the conversion price at inception was non-substantive in nature. Although, for example, the conversion price of the Series B redeemable convertible preferred stock was $0.85 at inception as compared to a deemed fair value of our common stock of $0.14 at the time, the conversion option had real economic substance to the Company's Series B Preferred shareholders at the date of issuance. The Company's shareholders invested in the Company with the expectation that the value of its product candidates under development was substantive and the conversion option was the primary exit strategy for shareholders upon an eventual Initial Public Offering.

The Company respectfully submits that the examples and guidance provided in SFAS 150 Appendix A: Implementation Guidance was intended for "abusive features" designed to avoid liability classification. Further, the Company believes that SFAS 150 was the FASB's first step at defining those instruments that convey clear obligations for those issuers of instruments that are more akin to liabilities than they are equity instruments. In the Company's fact pattern, the redemption feature is more of a protective measure for shareholders' equity investments, rather than a true obligation that is expected or even likely to be repaid by the Company. As such, the Company respectfully suggests that the convertible preferred stock is appropriately classified in the mezzanine section of its balance sheet, and not as a liability at each reporting period.

                                      * * *

         The Company would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that the Company may provide any additional responses required.



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Jeffrey Riedler
United States Securities and Exchange Commission
May 17, 2007
Page 4


         Should you wish to discuss the enclosed materials or the contents of this letter at any time, please do not hesitate to contact the undersigned or my colleague Julio E. Vega, Esq. of Bingham McCutchen LLP, the Company's legal counsel, at (617) 951-8840 and (617) 951-8901, respectively.

                                          Very truly yours,

                                          /s/ Meerie M. Joung

                                          Meerie M. Joung, Esq.

Enclosures

cc:      Keira Ino (Securities and Exchange Commission)
         Lisa Vanjoske (Securities and Exchange Commission) Suzanne Hayes (Securities and Exchange Commission) John Krug (Securities and Exchange Commission)
         John F. Crowley (Amicus Therapeutics, Inc.)
         Matthew R. Patterson (Amicus Therapeutics, Inc.) James E. Dentzer (Amicus Therapeutics, Inc.) Douglas A. Branch, Esq. (Amicus Therapeutics, Inc.) Patrick O'Brien, Esq. (Ropes & Gray LLP)
         Julio E. Vega, Esq. (Bingham McCutchen LLP)